Filed Pursuant to Rule 433
Registration File No. 333-207599
August 3, 2017

KINDER MORGAN, INC.
Pricing Term Sheet

$1,000,000,000 3.150% Senior Notes due 2023

$250,000,000 Floating Rate Senior Notes due 2023

$1,000,000,000 3.150% Senior Notes due 2023

Issuer:	Kinder Morgan, Inc.
Ratings: (Moody’s / S&P / Fitch)*:	Baa3/BBB-/BBB-
Ratings Outlooks: (Moody’s / S&P / Fitch)*:	Stable/ Stable/ Stable
Security Type:	Senior Notes
Pricing Date:	August 3, 2017
Settlement Date (T+5):	August 10, 2017**
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2018
Record Dates:	January 1 and July 1
Maturity Date:	January 15, 2023
Principal Amount:	$1,000,000,000
Benchmark Treasury:	1.875% due July 31, 2022
Benchmark Treasury Price / Yield:	100-12/ 1.796%
Spread to Benchmark Treasury:	+140 bps
Yield to Maturity:	3.196%
Interest Rate:	3.150%
Price to the Public:	99.774%
Optional Redemption:

At any time prior to December 15, 2022 (the date that is one month prior to the maturity date of the notes, the “Early Call Date”), we may redeem all or a part of the notes at a price equal to (a) the greater of: (1) 100% of the principal amount of the notes to be redeemed; or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed that would be due if such notes matured on the Early Call Date but for the redemption (exclusive of any portion of the payments of interest accrued to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at T + 25 basis points, plus (b) accrued and unpaid interest thereon to, but not including, the redemption date. At any time on or after the Early Call Date, we may redeem some or all of the notes at a price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

CUSIP / ISIN:	49456BAM3 / US49456BAM37
Joint Book-Running Managers:

Barclays Capital Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
SMBC Nikko Securities America, Inc.
SunTrust Robinson Humphrey, Inc.

KINDER MORGAN, INC.
Pricing Term Sheet

$1,000,000,000 3.150% Senior Notes due 2023

$250,000,000 Floating Rate Senior Notes due 2023

$250,000,000 Floating Rate Senior Notes due 2023

Issuer:	Kinder Morgan, Inc.
Ratings: (Moody’s / S&P / Fitch)*:	Baa3/BBB-/BBB-
Ratings Outlooks: (Moody’s / S&P / Fitch)*:	Stable/Stable/Stable
Security Type:	Senior Notes
Pricing Date:	August 3, 2017
Settlement Date (T+5):	August 10, 2017**
Interest Payment Dates:	January 15, April 15, July 15 and October 15, commencing on October 15, 2017
Initial Interest Rate:	Three-month LIBOR, determined as of two London Business Days prior to the original issue date plus 128 bps
Interest Reset Periods:	Quarterly
Interest Rate Determination:	Three-month LIBOR plus 128 bps, determined as of two London Business Days on the applicable interest relevant determination date
Interest Rate Determination Date:	Two London Business Days prior to the first day of the related interest period
Maturity Date:	January 15, 2023
Principal Amount:	$250,000,000
London Business Day:	With respect to the notes, a “London Business Day” is any day on which dealings in United States dollars are transacted on the London interbank market
Day Count Convention:	Actual/360
Calculation Agent	U.S. Bank National Association, or its successor appointed by the Company
Price to the Public:	100.00%
CUSIP / ISIN:	49456BAN1 / US49456BAN10
Joint Book-Running Managers:

Barclays Capital Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

Modifications to the Preliminary Prospectus Supplement

The Offering

The current disclosure on page S-2 is modified to insert “Floating Rate Senior Notes due 2023” on the first line of the “Securities Offered” heading; to insert “Floating rate senior notes due 2023 - January 15, 2023” on the first line of the “Maturity” heading; to insert “Floating rate senior notes due 2023 - floating rate equal to three-month LIBOR, plus 1.28%.  The interest rate for the first interest period will be three-month LIBOR, plus 1.28%” on the first line of “Interest Rate”; to insert “Interest on the floating rate senior notes due 2023 is payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, beginning on October 15, 2017” and to insert “The floating rate senior notes due 2023 will not be redeemable at our option.” as the first sentence of the “Optional Redemption” heading.

The current disclosure on page S-7 is modified to insert “Floating rate senior notes due 2023 offered hereby” in a new row below the row entitled ““% senior notes due 2023 offered hereby “ in the Capitalization table with “—“ and “250” being inserted on the same row under the headings entitled “June 30, 2017” under the “Historical” and “As adjusted” columns, respectively.

Description of Notes

The current disclosure on page S-8 is modified to insert the following:

Principal, Maturity and Interest

Floating Rate Senior Notes

The floating rate senior notes due 2023 will mature on January 15, 2023. Interest on the floating rate senior notes will be payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing October 15, 2017. We will make each interest payment on the floating rate senior notes to the person in whose name such notes are registered at the close of business on the immediately preceding January 1, April 1, July 1, or October 1, as the case may be, whether or not such date is a business day. Interest payable on the floating rate senior notes due 2023 will be calculated on the actual number of calendar days in the calculation period divided by 360.

The floating rate senior notes due 2023 will bear interest for each Interest Period at a rate per annum calculated by the Trustee, as calculation agent (the “Calculation Agent”), subject to the maximum interest rate permitted by New York or other applicable state law, as such law may be modified by United States law of general application. The per annum rate at which interest on the floating rate senior notes due 2023 will accrue and be payable during a particular Interest

Period will be equal to three-month LIBOR for U.S. dollars, determined on the Interest Determination Date (as defined below) for such Interest Period, plus 1.28% (or 128 basis points).

“Interest Determination Date” means, with respect to any Interest Period, the second London Business Day immediately preceding such Interest Period.

“Interest Period” means the period beginning on, and including, an interest payment date for the floating rate senior notes due 2023 (or, with respect to the initial Interest Period only, beginning on the issue date for the floating rate senior notes due 2023) and ending on, but excluding, the following interest payment date or the maturity date, as the case may be, for the floating rate senior notes due 2023.

“London Business Day” means a day on which commercial banks are open for general business (including dealings in U.S. dollars) in London.

“three-month LIBOR”, for any Interest Determination Date and with respect to any Interest Period, will be the offered rate (expressed as a percentage per annum) for deposits in the London interbank market in U.S. dollars having an index maturity of three months, as such rate appears on the Reuters Page LIBOR01 as of approximately 11:00 a.m., London time, on such Interest Determination Date. If, on an Interest Determination Date, such rate does not appear on Reuters Page LIBOR01 as of 11:00 a.m., London time, or if Reuters Page LIBOR01 is not available on such date, the Calculation Agent will obtain such rate from Bloomberg L.P.’s page “BBAM” (or such other page as may replace the BBAM page on that service (or any successor service)). With respect to an Interest Determination Date on which no rate appears on either the Reuters Page LIBOR01 or Bloomberg L.P. page BBAM as of approximately 11:00 a.m., London time, the Calculation Agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by us, to provide the Calculation Agent with its offered quotation for deposits in U.S. dollars for the period of three months, commencing on the first day of the applicable Interest Period to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that Interest Determination Date, and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, then three-month LIBOR on that Interest Determination Date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then three-month LIBOR on the Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in The City of New York, on the Interest Determination Date by up to three major banks in The City of New York selected us for loans in U.S. dollars to leading European banks having an index maturity of three months and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time; provided that if fewer than two quotations are so provided, then three-month LIBOR on the Interest Determination Date will be equal to the three-month LIBOR in effect with respect to the immediately preceding Interest Period.

“Reuters Page LIBOR01” means the display designated on page LIBOR01 by Reuters Group plc (or such other page as may replace the LIBOR01 page on that service (or any successor service) or such other service as may be nominated by the ICE Benchmark Administration Ltd. (or such other entity assuming the responsibility from it for calculating

London interbank offered rates for U.S. dollar deposits) for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

The amount of interest for each day that the floating rate senior notes due 2023 are outstanding (the “daily interest amount”) will be calculated by dividing the interest rate in effect for such day by 360 and multiplying the result by the principal amount of the floating rate senior notes due 2023. The amount of interest to be paid on the floating rate senior notes due 2023 for any Interest Period will be calculated by adding the daily interest amounts for each day in such Interest Period.

The interest rate and amount of interest to be paid on the floating rate senior notes due 2023  for each Interest Period will be calculated by the Calculation Agent. All calculations made by the Calculation Agent shall, in the absence of manifest error, be conclusive for all purposes and binding on us and the holders of the floating rate senior notes due 2023. So long as three-month LIBOR is required to be determined with respect to the floating rate senior notes due 2023, there will at all times be a Calculation Agent. In the event that any then acting Calculation Agent shall be unable or unwilling to act, or that such Calculation Agent shall fail duly to establish three-month LIBOR for any Interest Period, or that we propose to remove such Calculation Agent, we shall appoint ourself or another person which is a bank, trust company, investment banking firm or other financial institution to act as the Calculation Agent.

All percentages resulting from any calculation of the interest rate on the floating rate senior notes due 2023 will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point with five one millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from such calculation on the floating rate senior notes due 2023 will be rounded to the nearest cent (with one-half cent being rounded upward).

Senior Notes due 2023

Underwriting

The first table appearing on page S-16 is modified to insert a column to the right called “Principal Amount of Floating Rate Senior Notes”

Underwriting Discounts and Expenses

The disclosure on page S-16 is modified to insert “Per Floating Rate Note due 2023” above the row entitled “Per Note due 2023.”  In the first sentence on page S-16, the disclosure is modified to insert “and of the principal amount of the floating rate senior notes” at the end of the last clause of the first sentence under the heading referenced above.  A corresponding insertion is made in the following sentence.

Legend

* Note: The ratings of a security are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of the prospectus supplement, which will be the fifth business day following the date of the prospectus supplement.  This settlement cycle is referred to as ‘‘T+5.’’  Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of the prospectus supplement or the next business day will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.  Purchasers of notes who wish to trade notes on the date of the prospectus supplement or the next business day should consult their own advisor.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Barclays Capital Inc. toll-free at 888-603-5847; J.P. Morgan Securities LLC collect at 212-834-3532, Attention: High Grade Syndicate Desk; or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.